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EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS (LOSS)

Earnings (Loss) Per Share of Common Stock and Common Stock Equivalents

(In thousands, except per share data)

	Year Ended December 31,
	2001	2000	1999
Net income (loss) applicable to common stock	$3,668	$7,032	$(3,652)
Average number of common shares outstanding	8,419	8,414	8,419
Net income (loss) per share—Basic	$0.44	$0.84	$(0.43)
Average number of common shares outstanding	8,419	8,414	8,419
Add: Assumed exercise of stock options	128	—	—

Common and common equivalent shares outstanding	8,547	8,414	8,419

Net income (loss) per share—Diluted	$0.43	$0.84	$(0.43)

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THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES COMPUTATION OF PER SHARE EARNINGS (LOSS) Earnings (Loss) Per Share of Common Stock and Common Stock Equivalents (In thousands, except per share data)